
11007993

ORIGINAL


SEC MAIL PROCESSING
RECEIVED
JUN 24 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The South Financial Group, Inc. 401(k) Retirement Plan
c/o TD Bank US Holding Company
One Portland Square
Portland, Maine 04101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the The South Financial Group, Inc. 401(k) Retirement Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Exhibit 23.1 Consent of Elliot Davis LLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the The South Financial Group, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTH FINANCIAL GROUP, INC.
401(k) RETIREMENT PLAN

June 15, 2011

By: 

Name: Sheila A. Gleason
Title: Plan Administrator

The South Financial Group, Inc. 401(k) Retirement Plan

Index



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator,
The South Financial Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
June 15, 2011

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 324,382	$ 274,656
Investments, at fair value (Note 3 and 5)	67,647,621	65,564,175
Receivables:		
Notes receivable from participants	2,049,816	1,834,998
Employee contributions	-	6,443
Employer contributions	1,075,000	100,497
Total assets	71,096,819	67,780,769
LIABILITIES		
Excess contributions (Note 9)	-	91,830
Total liabilities	-	91,830
NET ASSETS AVAILABLE FOR BENEFITS	$ 71,096,819	$ 67,688,939

Approved on Behalf of the Plan Administrator:

John Opperman
Chair, US Retirement Committee

The accompanying notes are an integral part of these financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$ 5,339,911	$ 4,320,834
Interest & dividends	1,236,020	1,171,728
Total investment income	6,575,931	5,492,562
Interest income on notes receivable from participants	77,393	93,648
Contributions		
Employer	1,769,530	3,400,247
Employee	6,339,415	7,222,175
Rollovers	381,782	149,488
Total contributions	8,490,727	10,771,910
Total additions	15,144,051	16,358,120
Deductions from net assets attributed to:		
Benefits paid to participants	11,421,503	8,940,494
Administrative expenses	314,668	240,322
Total deductions	11,736,171	9,180,816
Net increase	3,407,880	7,177,304
Net assets available for benefits		
Beginning of year	67,688,939	60,511,635
End of year	$71,096,819	$ 67,688,939

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan

The following description of The South Financial Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On September 30, 2010, The Toronto-Dominion Bank acquired the outstanding shares of The South Financial Group, Inc. and immediately following this acquisition, TD Bank US Holding Company (the "Company"), acquired The South Financial Group, Inc. outstanding shares from The Toronto-Dominion Bank.

(a) General: The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries who are age eighteen or older. A participant is eligible to receive the Company matching contribution after completing a year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

(b) Contributions: Each year, participants may contribute up to 100 percent of pre-tax annual compensation, as defined in the Plan. In 2010 and 2009, participant contributions were limited to $16,500. Participants who have attained age 50 before the end of the plan year are eligible to make additional catch-up contributions of $5,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two money market funds and The TD Bank Unitized Stock Fund as investment options. The TD Bank Unitized Stock Fund replaced The South Financial Group, Inc. Unitized Stock Fund upon consummation of the merger described in Note 11. The Company may make a discretionary employer matching contribution of a percentage of compensation that a participant contributes to the Plan. The Company matched 50 percent of the first 6 percent that participants contributed to the Plan through March 31, 2010. For the period from April 1, 2010 to December 31, 2010, the Company approved a one-time discretionary contribution of $1,075,000, to be allocated proportionately to participants.

(c) Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan. Participants may change their investment options at any time.

(d) Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon retirement, death or disability.

(1) Description of the Plan (continued)

(e) Vesting: Participants are immediately vested in their contributions plus earnings, net of expenses. Vesting in employer contributions plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(f) Payment of Benefits: On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

(g) Forfeitures: Per the Plan document, forfeited accounts may be used to pay any administrative expenses of the Plan or to reduce future employer matching contributions. As of December 31, 2010 and 2009, forfeited amounts of $85,705 and $49,243, respectively, were available. During 2010, forfeitures of $272,959 were used to pay administrative expenses and no forfeitures were used to reduce employer matching contributions.

(h) Voting Rights: Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank Unitized Shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

(i) Notes Receivable From Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The notes are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

(j) Administrative Expenses: Certain costs incurred in the administration of the Plan may be paid by the Company or the participants, as based on the Plan document.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation: The financial statements of the Plan are prepared on the accrual method of accounting.

(2) Summary of Significant Accounting Policies (continued)

(b) Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

(c) Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

(d) Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) Payment of Benefits: Benefits are recorded when paid.

(f) Subsequent Events: The Plan has evaluated subsequent events through June 15, 2011, the date the financial statements were available to be issued.

(g) New Accounting Pronouncements: In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

(2) Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans,* (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. This adoption resulted in a reclassification of participant loans totaling $2,049,816 and $1,834,998 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009 as a result of the adoption. There was also no impact to net assets available for benefits as of December 31, 2010 or 2009, nor the beginning net assets available for benefits on the 2010 statement of changes in net assets available for benefits.

(3) Investments

The following investments represented 5 percent or more of the Plan's net assets at December 31:

	2010	2009
Eaton Vance Large Cap Value Fund	$6,515,743	$6,553,453
American Funds - Growth Fund of America	6,520,147	6,329,056
Thornburg International Value Fund	7,171,652	7,215,045
Federated Prime Obligations Fund	8,576,347	8,724,667
Vanguard Institutional Index Fund	6,647,699	6,043,928
T. Rowe Price Capital Appreciation Fund	5,104,368	5,068,004
T. Rowe Price Small Cap Value Fund	3,777,050	-*
Keeley Small Cap Value Fund	-*	3,521,600

*Does not represent 5 percent for the respective year.

During 2010, the Plan's investments in mutual funds and money market funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,463,380, and the Plan's investment in the unitized stock funds depreciated in value by $1,123,469.

(4) Administration of the Plan Assets

The Plan's assets, which include The Toronto-Dominion Bank common shares, are held by MG Trust Company, LLC, the Trustee of the Plan. MG Trust, LLC serves as a directed trustee who will act based on direction of the Plan Administrator or participants, as appropriate. Contributions are held by the Trustee, who invests contributions received and reinvests interest and dividend income, and processes distributions to participants. American Pensions, Inc. serves as the record keeper for the Plan and processes distributions to participants.

Certain administrative functions are performed by officers or employees of the company or its subsidiaries. No such officer or employee receives compensation from the Plan.

(5) Fair Value Measurements

Under accounting principles generally accepted in the United States ("US GAAP"), fair value is defined as the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan categorizes its fair value measurements according to a three-level hierarchy based upon the transparency of the inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1 Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Unobservable inputs that reflect an entity's own assumption about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

(4) Fair Value Measurements (continued)

The TD Bank Unitized Stock Fund: Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded based on the number of shares held by the Plan, plus any cash held within the fund. By blending the underlying securities and the cash component, participants are able to initiate transactions in the TD Bank Unitized Stock Fund on a daily basis with the advantage of same-day trading and liquidity.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the Plan at year end as reported in the active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010	**Level 1**	**Level 2**	**Level 3**	**Total**
Mutual funds:				
Target retirement date funds	$ 9,367,403	$ -	$ -	$ 9,367,403
Index funds	13,387,273	-	-	13,387,273
Growth funds	17,737,499	-	-	17,737,499
Value funds	17,464,445	-	-	17,464,445
Money market funds	-	8,597,873	-	8,597,873
Unitized Stock Fund	-	1,093,128	-	1,093,128
Total assets at fair value	$57,956,620	$9,691,001	$ -	$67,647,621

(4) **Fair Value Measurements (continued)**

Assets at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds				
Target retirement date funds	$ 7,888,609	$ -	$ -	$ 7,888,609
Index funds	12,103,124	-	-	12,103,124
Growth funds	17,534,586	-	-	17,534,586
Value funds	17,290,098	-	-	17,290,098
Money market funds	-	8,773,910	-	8,773,910
Unitized Stock Fund	-	1,973,848	-	1,973,848
Total assets at fair value	$54,816,417	$10,747,758	$ -	$65,564,175

(5) **Related-Party Transactions**

At December 31, 2010 and 2009, the Plan held the following related-party investments (at fair value):

	2010	2009
The South Financial Group Unitized Stock Fund	$ -	$ 1,973,848
The TD Bank Unitized Stock Fund	1,093,128	-

Approximately $6,150 of cash dividends were paid to the Plan by the TD Bank Unitized Stock Fund during 2010 based on shares held by the Plan on the date of declaration.

(6) **Plan Termination**

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions and earnings thereon.

(7) **Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Tax Status (continued)

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8) Risks and Uncertainties

The Plan and its participants invest in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Excess Contributions

The Plan failed to pass the Average Deferral Percentage (ADP) Test for the Plan year ended December 31, 2009. During 2009, certain participant contributions exceeded the limits as prescribed by the IRC. The accompanying Statement of Net Assets Available for Benefits includes a liability for $91,830 related to the excess participant contributions payable to participants. Excess employee contributions of $91,830 were returned to participants by March 15, 2010, as required to satisfy the relevant nondiscrimination provisions of the Plan.

(10) Plan Restatement

The South Financial Group, Inc. 401(k) Plan restated its Plan document effective January 1, 2010 to comply with The Economic Growth and Tax Relief Reconciliation Act of 2001 and the Job Creation and Workers Assistance Act of 2002. This restatement is also intended to comply with all applicable rulings and Regulations promulgated thereunder. The plan filed an Application of Favorable Determination with the Internal Revenue Service on January 29, 2010.

(11) Change In Ownership

On May 16, 2010, The South Financial Group, Inc. entered into a definitive agreement with Toronto-Dominion Bank ("TD Bank") providing for the merger of The South Financial Group, Inc. and a wholly-owned subsidiary of TD Bank. The merger was consummated on September 30, 2010. On that date, under the terms of the agreement, shareholders of The South Financial Group, Inc., at their own election, received $0.28 in cash or 0.004 shares of TD Bank common stock per each common share of The South Financial Group, Inc. stock held.

(12) Subsequent Events

On December 30, 2010 and applicable to the time period of January 1, 2011 to June 30, 2011, the Company executed a resolution related to the Plan that reinstated the employer discretionary matching contributions at the rate of 50 percent of the first 6 percent that participants contribute to the Plan.

Effective July 1, 2011, The South Financial Group, Inc. 401(k) Plan will be merged into the TD Bank 401(k) Retirement Plan.

SUPPLEMENTAL SCHEDULE

Plan Name: The South Financial Group, Inc. 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
Plan Number: 001
EIN #: 57-0824914

(a) Party in Interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	AMERICAN FUNDS - GROWTH FUND OF AMERICA	Mutual fund	**	$ 6,520,147
	COLUMBIA ACORN Z FUND	Mutual fund	**	1,235,121
	EATON VANCE LARGE CAP VALUE FUND	Mutual fund	**	6,515,743
	FEDERATED PRIME OBLIGATIONS FUND	Money market fund	**	8,576,347
	T. ROWE PRICE SMALL CAP VALUE FUND	Mutual fund	**	3,777,050
	PIMCO TOTAL RETURN FUND	Mutual fund	**	2,464,588
*	TD BANK UNITIZED STOCK FUND	Unitized Stock Fund	**	1,093,128
	T. ROWE PRICE CAPITAL APPRECIATION FUND	Mutual fund	**	5,104,368
	THORNBURG INTERNATIONAL VALUE FUND	Mutual fund	**	7,171,652
	VANGUARD PRIME MONEY MARKET FUND	Money market fund	**	21,526
	VANGUARD TARGET RETIREMENT FUND - 2005	Mutual fund	**	366,494
	VANGUARD TARGET RETIREMENT FUND - 2015	Mutual fund	**	2,108,366
	VANGUARD TARGET RETIREMENT FUND - 2025	Mutual fund	**	2,586,307
	VANGUARD TARGET RETIREMENT FUND - 2035	Mutual fund	**	2,398,492
	VANGUARD TARGET RETIREMENT FUND - 2045	Mutual fund	**	1,903,843
	VANGUARD TARGET RETIREMENT FUND - 2055	Mutual fund	**	3,901
	VANGUARD TOTAL BOND INDEX FUND	Mutual fund	**	2,644,289
	VANGUARD INSTITUTIONAL INDEX FUND	Mutual fund	**	6,647,699
	VANGUARD MID CAP INDEX FUND	Mutual fund	**	3,487,599
	VANGUARD SMALL CAP INDEX FUND	Mutual fund	**	607,686
	VANGUARD WELLESLEY FUND	Mutual fund	**	2,413,275
	NOTES RECEIVABLE FROM PARTICIPANTS***	3.25% - 8.25%		2,049,816
				$ 69,697,437

*Indicates party-in-interest to the Plan
**All assets are participant directed. Cost information is not required
*** FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-169721 on Form S-8 of The Toronto-Dominion Bank of our report dated June 15, 2011, appearing in this Annual Report on Form 11-K of The South Financial Group, Inc. 401(k) Plan for the year ended December 31, 2010.

Elliott Davis, LLC

Greenville, South Carolina
June 15, 2011